As confidentially submitted to the Securities and Exchange Commission on August 10, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Outset Medical, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3845	20-0514392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3052 Orchard Dr.

San Jose, California 95134

(669) 231-8200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leslie Trigg

Chief Executive Officer

Outset Medical, Inc.

3052 Orchard Dr.

San Jose, California 95134

(669) 231-8200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frank F. Rahmani Robert A. Ryan Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, CA 94104 (650) 565-7000	John L. Brottem General Counsel Outset Medical, Inc. 3052 Orchard Dr. San Jose, California 95134 (669) 231-8200	Nathan Ajiashvili Brian Cuneo Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment (this “Amendment”) to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) of Outset Medical, Inc. is being confidentially submitted solely for the purpose of filing Exhibits 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 10.2, 10.3, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, and 10.23, as indicated in Item 16 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement or Items 13, 14, 15 or 17 of Part II of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee and the exchange listing fee:

Amount to be Paid
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers

Outset Medical, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the DGCL), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses

(including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the amended and restated certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the registrant has sold and issued the following unregistered securities:

Capital Stock Issuances

In April and May 2017, excluding shares issued pursuant to stock purchase rights as described below, we sold an aggregate of 30,863,975 shares of our Series C redeemable convertible preferred stock to accredited investors at a purchase price of $2.5915 per share, for an aggregate purchase price of $79,983,991.

In August 2018, excluding shares issued pursuant to stock purchase rights as described below, we sold an aggregate of 42,345,186 shares of our Series D redeemable convertible preferred stock to accredited investors at a purchase price of $3.11 per share, for an aggregate purchase price of $131,693,528.

In January and March 2020, excluding shares issued pursuant to stock purchase rights as described below, we sold an aggregate of 56,818,179 shares of our Series E redeemable convertible preferred stock to accredited investors at a purchase price of $2.20 per share, for an aggregate purchase price of $124,999,994.

In January 2020, we issued an aggregate of 38,315,048 shares of our common stock as a stock dividend to the holders of our redeemable convertible preferred stock.

The capital stock issuances described above were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Warrant Issuances

In June 2017, we issued a warrant to purchase 1,654,461 shares of our Series C redeemable convertible preferred stock to Perceptive Credit Holdings, LP in connection with the Perceptive Term Loan Agreement, at an exercise price of $2.5915 per share. The warrant has not been exercised.

The warrant issuance described above was exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipient of the warrant represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. The recipient had adequate access, through its relationship with us, to information about us. The sale of the warrant was made without any general solicitation or advertising.

Option and Stock Purchase Right Issuances

From January 1, 2017 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants and other service providers options to purchase an aggregate of         shares of our common stock under our 2010 Stock Incentive Plan and 2019 Equity Incentive Plan at exercise prices ranging from approximately $         to $         per share, and have issued         shares of our common stock upon exercise of such options.

In May 2017, we granted to our directors, officers, employees, consultants and other service providers rights to purchase an aggregate of 449,890 shares of our Series C redeemable convertible preferred stock under our 2017 Preferred Stock Plan at an exercise price of $2.5915 per share, and have issued 427,783 shares of our Series C redeemable convertible preferred stock upon exercise of such rights.

In November 2018, we granted to our directors, officers, employees, consultants and other service providers rights to purchase an aggregate of 1,006,993 shares of our Series D redeemable convertible preferred stock under our 2018 Preferred Stock Plan at an exercise price of $3.11 per share, and have issued 1,006,993 shares of our Series D redeemable convertible preferred stock upon exercise of such rights.

In March 2020, we granted to our directors, officers, employees, consultants and other service providers rights to purchase an aggregate of 963,696 shares of our Series E redeemable convertible preferred stock under our 2020 Preferred Stock Purchase Plan at an exercise price of $2.20 per share, and have issued 963,696 shares of our Series E redeemable convertible preferred stock upon exercise of such rights.

The option and stock purchase right issuances described above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s equity compensation plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the Act), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Outset Medical, Inc., to be in effect on the completion of the offering

3.2*	Form of Amended and Restated Bylaws of Outset Medical, Inc., to be in effect on the completion of the offering

4.1*	Form of Common Stock Certificate

4.2	Form of Amended and Restated Registration Rights Agreement, to be in effect on the completion of the offering

4.3	Form of Series A Warrant Agreement #1

4.4	Form of Series A Warrant Agreement #2

4.5	Form of Warrant to Purchase Shares of Series B Preferred Stock #1

4.6	Form of Warrant to Purchase Shares of Series B Preferred Stock #2

4.7	Form of Warrant to Purchase Shares of Series C Preferred Stock

5.1*	Opinion of Sidley Austin LLP

10.1+*	Form of Indemnification Agreement

10.2+	Outset Medical, Inc. 2010 Equity Incentive Plan and related form agreements

10.3+	Outset Medical, Inc. 2019 Equity Incentive Plan and related form agreements

10.4+*	Form of Outset Medical, Inc. 2020 Equity Incentive Plan and related form agreements, to be in effect on the completion of the offering

10.5+*	Form of Outset Medical, Inc. 2020 Employee Stock purchase Plan and related form agreements, to be in effect on the completion of the offering

10.6+	Employment Agreement by and between Outset Medical and Leslie Trigg, dated as of February 23, 2015

10.7+	Form of Change in Control and Severance Agreement for Chief Executive Officer

10.8+	Form of Change in Control and Severance Agreement for non-Chief Executive Officer executive officers

10.9	Amended and Restated Stockholders Agreement by and among the Institutional Investors, the Other Investors, the Key Common Holders and Outset Medical, dated as of January 27, 2020

10.10#	Lease by and between WH Silicon Valley IV LP and Outset Medical, Inc., dated as of September 19, 2019

10.11#	Sublease Agreement by and among Inmobiliaria IAMSA, S.A. de C.V. (Sublessor), Baja Fur S.A. de C.V. (Sublessee) and Outset Medical, Inc. (Guarantor), dated as of May 5, 2020

10.12#	First Amendment Agreement by and among Inmobiliaria IAMSA, S.A. de C.V. (Sublessor), Baja Fur S.A. de C.V. (Sublessee) and Outset Medical, Inc. (Guarantor), dated as of June 26, 2020

10.13#	Guaranty by and between Inmobiliaria IAMSA, S.A. de C.V. and Outset Medical, Inc dated as of May 6, 2020

10.14#	Loan and Security Agreement by and between Silicon Valley Bank and Outset Medical, Inc. dated as of July 2, 2020

10.15#	Manufacturing Services Agreement by and between Paramit Corporation and Outset Medical, Inc. dated as of April 15, 2016

Exhibit Number	Description

10.16#	Amendment to Contract Manufacturer Agreement by and between Paramit Corporation and Outset Medical, Inc. dated as of January 26, 2018

10.17#	Manufacturing Services Agreement by and between Tacna Services, Inc. and Outset Medical, Inc. dated as of January 15, 2020

10.18#	Authorized Reseller Agreement by and between SDV Office Systems, LLC dba SDV Medical and Outset Medical, Inc. dated as of October 14, 2019

10.19#	Amendment 1 to the Authorized Reseller Agreement by and between SDV Office Systems, LLC dba SDV Medical and Outset Medical, Inc. dated as of March 26, 2020

10.20#	Amendment 2 to the Authorized Reseller Agreement by and between SDV Office Systems, LLC dba SDV Medical and Outset Medical, Inc. dated as of May 6, 2020

10.21#	Purchasing Agreement by and between HCA Management Services, L.P. and Outset Medical, Inc. dated as of May 1, 2020

10.22#	Award/Contract from the Biomedical Advanced Research and Development Authority to Outset Medical, Inc., effective September 30, 2019

10.23#	Amendment of Solicitation/Modification of Contract from the Biomedical Advanced Research and Development Authority to Outset Medical, Inc., effective May 9, 2020

23.1*	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.2*	Consent of KPMG LLP, independent registered public accounting firm

24.1*	Power of Attorney (included on the signature page to this Registration Statement)

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Portions of the exhibit have been or will be excluded because it both (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the          day of                     .

Outset Medical, Inc.

By:
Leslie Trigg
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leslie Trigg and Rebecca Chambers and each of them, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or such person’s substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	President and Chief Executive Officer; Director	, 2020
Leslie Trigg	(Principal Executive Officer)

	Chief Financial Officer	, 2020
Rebecca Chambers	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board of Directors	, 2020
D. Keith Grossman

	Director	, 2020
Thomas J. Carella

	Director	, 2020
Patrick T. Hackett

	Director	, 2020
Jim Hinrichs

	Director	, 2020
Ali Osman